HSBC Sustainable Structured Investments

Bringing together investors to
create a better planet



ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-223208
June 30, 2020

HSBC's Commitment
to the UN Sustainable Development Goals

HSBC is embracing the catalyzing role its lending activities can play towards the achievement of the United Nations' Sustainable Development Goals (UNSDGs).

HSBC's Sustainable Structured Investments

In November 2017, HSBC introduced a new type of sustainable bond program based on the UNSDGs – the first of its kind offered by a private sector company. The $100 billion to be raised will be used to help fight climate change, as well as reduce poverty and inequality. The funds will support a range of projects such as building hospitals, schools, small scale renewable energy power plants, LEED certified buildings, and public railway systems.



HSBC SDG Investment: How it works

HSBC has set up the following process to review projects, making sure the proceeds have maximum positive impact.

Project Selection Process

 Submitted projects are reviewed by HSBC Group Sustainability, and other teams, to ensure the project adheres to the SDG standard

 Reviewed projects, with HSBC Group Sustainability recommendations, are passed to the HSBC Green Bond Committee

 The HSBC Green Bond Committee then asses the project based on: SDG standards and benchmarks; comparison to feasible alternatives; impact effect; intended beneficiaries, and ratifies for inclusion or exclusion from Use of Funds

Use of Proceeds


CLIMATE ACTION


SUSTAINABLE CITIES & COMMUNITIES


INDUSTRY INNOVATION


AFFORDABLE & CLEAN ENERGY


CLEAN WATER & SANITATION


QUALITY EDUCATION


GOOD HEALTH & WELL-BEING

HSBC's Innovation
Bringing together investors to create a better planet

HSBC has always been focused on creating opportunities for investors. The HSBC 2018 Sustainable Financing and ESG Investing report found that 61.4% of investors globally have an ESG strategy. In order to meet the needs of our clients, HSBC is aggressively innovating products and services to enable investors of every level to take part in this new opportunity.

The long-term strategy behind sustainable investing



Beyond the Socially Conscious priority, many investors are applying ESG considerations to their portfolios because of long-term risks. These risk issues include climate change, avoiding companies that could experience crisis related to environmental concerns, as well as avoiding companies with potentially more reputational risk.

Sustainable Investing by the numbers*


Societal good
63% of investors said they wanted to have an impact on society, or supporting stricter regulations to help others.


Long-term risk
54% of investors who are interested in applying Environmental, Social and Governance to their investments are motivated by long-term risks.


Performance
44% of asset owners answered that expectation of better performance was a factor their sustainable investment strategies.


Regulatory requirements
13% of investors responded that they were considering applying ESG to investments in part based on regulatory requirements.

HSBC: Leading the industry in ESG innovation


#1 World's Best Bank for Sustainable Finance
Euromoney 2019


#1 SRI and Integrated Climate Change Research
Extel 2019


#1 Dealogic Sustainability Bond League Table
Dealogic 2019


#1 on Global Green Bonds league table
Dealogic July 2019


#1 Climate Change research team for 5 consecutive years
Extel 2018

Important Information:

This brochure is for informational purposes only and intended to provide a general overview of HSBC's commitment to the UN Sustainable Development Goals and does not provide the terms of any specific issuance of structured investments. Prior to any decision to invest in a specific structured investment, investors should carefully review the disclosure documents for such issuance which contains a detailed explanation of the terms of the issuance as well as the risks, tax treatment and other relevant information.

HSBC Bank USA, N.A. and HSBC USA Inc., are members of the HSBC Group. Any member of the HSBC Group may from time to time underwrite, make a market or otherwise buy and sell, as principal, structured investments, or together with their directors, officers and employers may have either long or short positions in the structured investments, or stocks, commodities or currencies to which the structured investments are linked, or may perform or seek to perform investment banking services for those linked assets mentioned herein.

Prior to investing in any debt obligation issued by HSBC USA Inc. or HSBC Bank USA, N.A. or any certificate of deposit issued by HSBC Bank USA, N.A., you should carefully review the related disclosure document to understand the risks related to the debt obligation or certificate of deposit and the specific issuer. This brochure discusses a number of different HSBC entities and you should fully inform yourself about the specific HSBC issuer prior to making any investment in its debt obligations. HSBC Holdings plc, HSBC North America Holdings Inc. and other affiliated entities are not liable for any of the obligations of HSBC USA Inc. or HSBC Bank USA, N.A.

HSBC has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for any offering to which this free writing prospectus may relate. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and any related offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in the related offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

HSBC operates in various jurisdictions through its affiliates, including, but not limited to, HSBC Securities (USA) Inc., member of NYSE, FINRA and SIPC.